

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

<u>Via E-mail</u>
Tianxiang Hu
Chairman and Chief Executive Officer
Jupai Investment Group
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

> **Re: Jupai Investment Group**
> **Draft Registration Statement on Form F-1C**
> **Submitted August 15, 2014**
> **CIK No. 0001616291**

Dear Mr. Hu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please provide us on a supplemental basis with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us on a supplemental basis with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the

Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide an analysis as to whether you are an investment company under the Investment Company Act of 1940. Please tell us what exclusion from the Investment Company Act you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain. Please note that we may have further comments after reviewing your response.

   - Please also identify and explain any interests in funds formed or managed by Jupai Investment Group or any of its subsidiaries. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do any of these entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.
   - Please explain why an investment in Jupai Investment Group is not equivalent to an investment in a fund of funds.

3.   Please explain whether the offering by Jupai Investment Group should be considered an indirect offering of the investment funds. In this context, please address Securities Act Rule 140 as well as Section 48(a) of the Investment Company Act as applied to the registration requirements for investment companies.

4.   Please provide an analysis concerning whether you are exempt from the registration requirements under Investment Advisers Act of 1940.

5.   We note references throughout your prospectus to third-party sources, including the Heading Report and the China Real Estate Index System, for statistical, qualitative and comparative statements. Please provide us on a supplemental basis with copies of your source material, appropriately annotated to indicate the portions on which you are relying.

Prospectus Summary, page 1

6.   We note your statement on page 2 regarding the substantial growth you have experienced in recent years. If you experienced any periods in which the aggregate value of the wealth management products you distributed and/or your revenues decreased, please expand your disclosure to clarify that you experienced declines in some periods and quantify those declines.

Our Strengths, page 3

7.   In the first bullet point, you state that experience, including the experience of your managers and your staff, is one of your key sources of strength. However, the first risk factor in the Risk Factors section discusses your relatively short operating history. Furthermore, elsewhere in the summary you reference the fact that the market for wealth management products has developed relatively recently in China. Please revise this section to explain how you have developed professional and management experience over the relatively short history of both Jupai and the Chinese wealth management business.

8.   Please balance your summary of your competitive strengths and growth strategies with additional discussion of your most material risks and challenges. The list of risks and uncertainties on page 3 appears to be overly broad. For instance, please mention your uncertainty with respect to the laws and regulations governing the nascent financial services industry in China, including the restrictions on foreign investment in your business, and your employee turnover rate.

Corporate History and Structure, page 4

9.   Please revise this section to clarify that if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, revise your disclosure to clarify that if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results. Disclose that your VIE represents virtually all of your revenues in your consolidated financial statements. Lastly, state that you rely on dividends and other fees paid to you by your subsidiary and VIE in China and disclose all amounts you have collected to date.

Risk Factors, page 14

10.   Please revise this section to eliminate risks that could apply to any issuer or any offering. Your discussion should be concise and narrowly tailored to the most significant factors that make your initial public offering speculative or risky. For instance, on page 31 you discuss the risk from health epidemics. Please clarify whether Jupai or its competitors suffered any direct economic impact from a recent public health event. Moreover, your discussion should address only the material risks that you currently face. In this regard, the risk relating to your international operations appears to be immaterial given the very limited amount of revenues you derive from outside of China. These are just examples. See Item 503(c) of Regulation S-K.

11.   We note your disclosure regarding instances in which you may be deemed to have violated PRC laws or regulations, such as the requirement to obtain a license to engage in the provision of loans (page 22) and requirements relating to your client centers (page 27). In each instance, please disclose any related query, investigation or interference by a PRC

governing body. With respect to your client centers, disclose the number of centers which you have not registered and the amount of income attributable to those centers.

We may not be able to continue to retain or expand our high-net-worth client base…, page 16

12.   This risk would appear to pertain to anyone in the asset management business. If you cannot articulate a risk specific to your company vis-à-vis your competitors, please remove the risk factor.

Our business may be materially and adversely affected by various fluctuations…, page 19

13.   Please tell us, with a view towards revised disclosure, whether the PRC government has implemented any housing price control measures that have impacted your business, including the market for real estate or related fund products that you have sold.

If the PRC governmental authorities order us to cease promotion…, page 22

14.   Please revise this risk factor to disclose the amount of collective fund trust plans that you have sold in each of the prior two years plus the relevant stub periods, as well as the current amount outstanding.

If the operation of 100run.com is found to violate PRC law…, page 27

15.   Please revise this risk factor to clarify the total amount of wealth management products you have distributed through 100run.com in each of the relevant periods.

If the PRC government finds that the agreements that establish the structure…, page 31

16.   We note your disclosure that part of your business falls within market study activities as set forth in the current Foreign Investment Catalogue and categorized as restricted to foreign investment. Please disclose what the term "market study activities" means.

Governmental control of conversion of Renminbi into foreign currencies…, page 38

17.   Please revise this risk factor to better explain why Renminbi conversion controls represent a risk to an investment in your stock. We note that you do not appear to have significant operations outside the PRC, nor do you intend to pay dividends on your ordinary shares or ADS.

You may not receive dividends or other distributions on our ordinary shares…, page 54

18.   Please tell us, with a view towards revised disclosure, regarding the obligations of the custodian to sell or hold any assets distributed to holders of the ordinary shares, in the event that the custodian determines that distribution of the property is illegal or impractical.

Use of Proceeds, page 59

19.   We note that you intend to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits. Please disclose whether the proceeds will be invested inside or outside of China. In addition, please reconcile your disclosure on page 39 that you are "not likely" to make loans or capital contributions to your PRC subsidiary or consolidated entities with your disclosure on page 59 that you "may" do so. In this regard, clarify what you will do, or attempt to do, with the net proceeds of this offering if you are not able to contribute them to your PRC subsidiary for an extended period of time.

Capitalization, page 61

20.   Please revise your pro forma column to disaggregate each significant pro forma transaction (i.e., the Scepter acquisition and the initial public offering).

21.   Please tell us how you determined the total capitalization included in the last line of the table. Please provide us with the calculations used to calculate that line item.

Corporate History and Structure, page 66

22.   Please provide diagram(s) illustrating your anticipated corporate structure following your offering and acquisition of E-House Capital.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 75

23.   This section presents part but not all of the pro forma presentation included later in the document, and therefore does not provide a complete presentation. Please remove the duplicative presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

24.   We note that substantially all of your revenues have derived from one-time commissions received in connection with the sale of fixed income products, notwithstanding your plans to generate more recurring management and service fees and sell other types of products besides fixed income products. Please revise your disclosure throughout your prospectus to remove any potential implication that the broader array of products and services that you currently offer or aspire to offer accounts for a material portion of the revenues that you have received to date. Distinguish your expansion plans from your historical operations.

25.   To the extent material to an understanding of your results of operations, please revise to disclose more detailed information regarding the fixed income products that you sold in the periods presented. For instance, we note your disclosure on page 108 that fixed income products and real estate or related fund products with equity components account for a significant portion of the wealth management products you have sold, and that you typically source products that are sponsored by China's top-ranked real estate developers.

Clarify whether the real estate development related products concern projects predominantly of a particular strategy or type (for example, residential apartment complexes in urban areas experiencing population growth). Describe in greater detail the market for such real estate, including the availability and usage of mortgage funds (to which you allude on page 19) versus cash. Indicate who ranked the "top-ranked real estate developers in China" with whom you have relationships, and describe how you forged those relationships. For the governmental and corporate bonds you sold, provide similar information. Clarify the range of borrowers.

26. Please disclose the range of fee rates for the fixed income products you sold during the periods presented. Discuss which fixed income products were the most and least lucrative for you, as well as the reasons why.

27. Please disclose the specific terms of any individual fee arrangement that are material to an understanding of your results of operations or cash flows. Terms should be disclosed in enough detail to allow a reader to have a reasonable understanding of the impact such arrangements had or may have on your results of operations and cash flows.

28. On page 15, you indicate that some products may have redemption features. To the extent material, please disclose any redemption features of the products you have sold, including the value of those products that are still subject to possible redemption. Also discuss any circumstances in which you might be required to repay the fees you received.

29. We note your disclosure that you have not included the amount of investment products that you invested or co-invested in the calculation of the aggregate value of wealth management products that you distributed for any period in this prospectus. Please clarify the extent to which your short-term bridge loan and co-investment practices impacted your sales commissions.

30. We note your disclosure on page 18 concerning the turnover of your wealth management advisors, client managers and product development personnel. If you have discerned any material connection between your employee turnover and your client retention, please discuss in this section in order to provide context for your risk-factor disclosure on pages 17-18.

31. To the extent material, please disclose in greater detail your use of third-party channels (as opposed to your in-house sales force) to distribute products. Describe the third-party channels, quantify the amount of channel fees and explain how the fees impact your reported financial results.

32. Please disclose the material terms of the government subsidies you have received. Clarify whether the subsidies entail any obligations on your part.

Key Components of Our Results of Operations, page 78

Net Revenues, page 78

33.   We note your tabular disclosure presenting the principal components of your net revenues. Please revise the table to disaggregate your third-party revenues and related party revenues, such that readers may understand the breakdown in relation to the presentation in your statements of operations. Additionally, consider similar revisions to the service lines table presented in Note 13 on page F-33.

Our Product Mix, page 79

34.   Please revise your table to include a column showing your average fee rate by product for each period presented.

Critical Accounting Polices, page 82

35.   Considering the significance of the estimates and assumptions associated with share-based compensation, please revise your disclosure to include this within your critical accounting policies.

Liquidity and Capital Resources, page 90

36.   Please revise this section to distinguish the capital resources and liquidity needs of the U.S. registrant from those of the PRC subsidiary and consolidated entities, given the difficulty of transferring funds.

37.   Refer to the following disclosure on page 90: "Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to provide funding to our PRC subsidiary only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. As a result, if our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks." Please revise to clarify how raising additional capital would solve the problem of providing funding to your PRC subsidiary and consolidated entities, given the same government registration and approval requirements.

38.   We note your disclosure regarding cash and cash equivalents at June 30, 2014. Please revise to disclose the amount of cash and cash equivalents held inside and outside the PRC. In addition, disclose the amounts of cash and cash equivalents held inside and outside the VIEs and the currency in which the amounts are denominated.

Six Months Ended June 30, 2014 Compared to Six Months ended June 30, 2013, page 87

General

39.   Please revise your MD&A (here and on page 89) to include a detailed discussion and analysis of your "other income and expenses" (i.e., interest income, investment income, and interest expense) from your consolidated statements of operations.

40.   We may have additional comments related to your accounting for share-based incentive awards, equity issuances, or any beneficial conversion features once you have disclosed an estimated offering price.

Net Revenues, page 87

41.   We note your comparable discussion of one-time commissions on page 87 and your net revenues from recurring management fees on page 88. It is not clear to us how these amounts reconcile to the amounts presented in the table provided on page 78. Please advise or revise as necessary.

Operating Costs and Expenses, page 88

42.   We note that the change in your other operating income – government subsidy is primarily attributable to the increase in your tax payments. Please revise here and throughout your MD&A to clarify which taxes you are referring to.

Industry, page 96

43.   We note your disclosure on page 99 concerning the growth of China's asset management industry. Please clarify whether the growth in total assets under management was more pronounced in one or more market participant categories, or whether the growth was relatively equal across the categories cited.

Business, page 100

44.   We note that Jupai (page 102) and Mr. Zhou (page 128) have received a number of awards. If these awards are generally known or industry-wide, please briefly describe the criteria for each award. In the alternative, if the awards are nominal or honorary, please add brief and clear descriptions that put these awards in context, or remove references to nominal or honorary awards. Similarly, please identify the organization that awarded Jupai the Golden Tripod Award and describe the criteria for CBN Gold Master's rankings (for example, the value of wealth management products distributed in all of China).

Integrated business model featuring strong wealth management…, page 101

45.   Please revise this section to clarify whether any of your 76 domestic or four overseas product providers represented more than 10% of your sales in any completed fiscal year or stub period.

Extensive and targeted coverage of China's high-net-worth population, page 103

46.   We note your statements on pages 103 and 107 that you conduct extensive due diligence and market research when entering into new markets, which enables you to establish a new client center within four months. Please clarify whether establishing a client center means achieving profitability, or merely opening the location.

Wealth management services, page 105

47.   We note the following statement on page 105: "With commission rates aligned across products that are of a similar class, we are able to remain unbiased when advising our wealth management clients." Please clarify the basis for your position that the advice you offer your wealth management clients is unbiased when your revenue model incentivizes you sell investment products in order to generate commissions and when your commission rates may vary across the different classes of investment products you offer.

Our client service model, page 105

48.   We note the following disclosure on page 106: "Our advisors' compensation is largely performance-based and the amount of investment made by our clients following our advice is an important factor. Due to specialization within each client service team, we were able to design the compensation structure of our client service professionals to ensure cost efficiency while maintaining a heightened level of service dedication to our clients." Please expand your discussion to explain how performance is measured for purposes of your advisors' compensation and how the compensation structure for your client service professionals ensures cost efficiency while maintaining a heightened level of service dedication to your clients.

Our coverage network, page 106

49.   Please revise this section to discuss the economic conditions in your key markets. In particular, please discuss the key economic drivers in the markets as well as the current economic conditions.

Asset Management Business, page 110

50.   Please revise this section to discuss any regional concentrations of real estate products or other holdings of E-House Capital. Your revised disclosure should discuss the state of the market in any area where E-House Capital has a material amount of managed properties or

has investments in real estate. In particular, please discuss the trend in real estate prices in the markets, as well as occupancy rates for rental properties, over the past two years and stub periods.

Our Value to Product Providers, page 111

51.   Please revise this section to clarify the percentage of your revenues you have received from each of the key types of product providers identified in this section; financial institutions, asset management companies or corporate borrowers.

52.   We note your disclosure on page 111 that you may provide asset management services on the projects you assist in financing for corporate borrowers. Please describe those asset management services.

Marketing and Brand Promotion, page 112

53.   Please revise this section to discuss the sales and revenues generated through your high-end membership club.

Competition, page 113

54.   We note the following statement on page 114: "We believe that we compete effectively with commercial banks due to a number of factors, including our independence, which positions us as a centralized wealth management product aggregator to provide and recommend suitable wealth management advice and product combinations that suit our clients' financial objectives." We further note the statement on page 98, attributed to the Heading Report, that "[t]hird-party wealth managers [a category that includes Jupai] are not associated to any product providers or financial institutions, and are hence better positioned to provide independent and objective recommendations and financial services." Please clarify the basis for your position that the recommendations and advice you offer your investor clients are independent, given that you receive payments not from your investor clients but from the third-party product providers and corporate borrowers for whom you procure investors.

Regulation, page 115

55.   Please revise this section to explain more clearly the relevance of certain of the regulations you describe to your business activities. For instance, clarify whether your PRC subsidiary or consolidated entities is a securities company that is qualified to engage in the collective asset management business for multiple clients. Clarify whether your PRC subsidiary or consolidated entities will register as a private fund manager. Explain what internet financing is and clarify whether your PRC subsidiary or consolidated entities actually plans to engage in it. These are just examples. The statement on page 120 that your "PRC subsidiary does not currently meet all such requirements" appears to refer only to those requirements relating to insurance brokerage businesses, mutual fund distribution and

distribution of asset management plans sponsored by mutual fund management companies, whereas the preceding discussion covers additional products and businesses.

Management, page 128

Share Incentive Plan, page 132

56.   Please revise to clarify, if true, that the registrant is the issuing entity for the share incentive plan.

Financial Statements for the Years Ended December 31, 21012 and 2013, page F-1

Note 2 – Summary of Principal Accounting Policies, page F-9

(f) Fair Value of Financial Instruments, page F-15

57.   We note your disclosure of principal accounting policies for the fair value of financial instruments. Please revise to include a separate a footnote detailing at a more granular level the disclosures required under ASC 820-10-50. Include breakouts between the three levels of the valuation hierarchy for relevant assets and liabilities.

(o) Government Grants, page F-20

58.   We note your disclosure that during 2012 and 2013 you received approximately $196 thousand and $777 thousand, respectively, of government cash subsidies that were provided to you as incentives for investing in certain local districts that were recognized as other operating income. Please address to the following:
   • Revise your disclosure to explain in detail the nature of the investments you made in the local districts in which you referred to.
   • Disclose the conditions that were or must be met in order to obtain these cash subsidies. Include in your response a discussion of why these cash subsidies are considered operating transactions and why the income approach to recognition is more appropriate than a balance sheet approach.
   • Include a discussion of how you determined these grants should be classified as income, rather than a reduction of expense.
   • Tell us what accounting guidance you considered in determining your accounting policy for these Government Grants.
   • Revise your disclosure in MD&A to include a discussion of the changes in these Government Grants and your expectations for them in future. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a discussion of any known trends or uncertainties that may have a material impact on earnings.

Note 4 – Investments, pages F-24

59.   We note that your investments (trading and held-to-maturity (HTM)) consist of investments in trust products, asset management plans, and real estate funds. Please revise your summary of investments table (here and on page F-54) to disaggregate both short-term and long-term investments by major security type such that investors may better understand the distribution and mix of securities within your trading, available-for-sale, and HTM investments. Refer to ASC 320-10-50-1B for guidance.

60.   Please revise your disclosure within this note (as well as within your interim financial statements on page F-54) to include the following information for your HTM securities required by ASC 320-10-50-5, including amortized cost basis, aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, total other than temporary impairment recognized in accumulated other comprehensive income (when applicable), gross gains and losses in accumulated other comprehensive income, and information about contractual maturities. Additionally, present this information by type of asset. If applicable, revise your disclosure to provide the information required by ASC 320-10-50-6 for all investments in an unrealized loss position. Finally, discuss whether or not there were any transfers of assets between your trading, HTM, or available-for-sale classifications.

Note 6 – Customer Borrowings, page F-26

61.   We note that you provide short-term loans (due within one year) to customers who are temporarily short of sufficient funds to purchase products that you promote and the loans are extended to bridge the gap between the maturity of an earlier product and purchase of a new one. Please disclose whether or not the loans you provide are secured, and whether or not you require additional collateral. Also, tell us and disclose if any short-term loans were overdue (i.e. in excess of one year).

Note 16 – Subsequent Events, page F-35

62.   We note your disclosure regarding the July 1, 2014 grant of approximately 12 million share options to certain employees and senior management. Please address the following items:
    •   Revise your disclosure to quantify the amount and the period in which you expect to record compensation expense and identify where the amounts will be reported within your statements of operations.
    •   Revise your disclosure within MD&A to include your expectations for the impact of this grant upon future expense trends. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a discussion of any known trends or uncertainties that may have a material impact on earnings.

<u>Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2013 and 2014, page F-41</u>

<u>Notes to Unaudited Condensed Consolidated Financial Statements, page F-47</u>

<u>General</u>

63.   Please revise your interim financial statements to address the comments identified above, as applicable.

<u>Note 8 – Convertible Redeemable Preferred Shares ("Preferred Shares"), page F-57</u>

64.   We note your disclosure regarding the issuance of Series A and Series B convertible redeemable preferred shares on October 18, 2013 and May 22, 2014; respectively. Provide us with your accounting analyses, citing the specific authoritative literature you used to analyze the embedded conversion feature(s), and supporting your conclusion whether or not there was beneficial conversion feature(s).

<u>Unaudited Pro Forma Condensed financial Information, page P-1</u>

<u>General</u>

65.   Please note that once you have included complete pro forma financial information for the acquisition and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

<u>Unaudited Pro Forma Condensed Statement of Operations, page P-3</u>

66.   We note your column heading titled "Non GAAP Adjusted Pro Forma Results." Please revise to remove the words "Non GAAP" from this column header here and on page P-4.

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page P-5</u>

<u>Note 1 – Basis of Pro Forma Presentation, page P-5</u>

67.   We note from your disclosure that you plan to use purchase price allocation for the acquisition of Scepter. We also note that certain owners and/or directors of Jupai are also owners and/or directors of E-House and Reckon Capital, the entities from which you plan to acquire Scepter. Please respond to the following items:
   * Tell us if you considered this transaction to be an acquisition of an entity under common control. Provide us with the basis of your conclusion and include any key quantitative and qualitative facts you considered as part of your analysis.

- In light of the bullet point above, provide us with a detailed analysis supporting your conclusion that the acquisition method of accounting (ASC 805) is appropriate for the Scepter transaction.

Exhibits

68.   Please file the following documents as exhibits to your registration statement: the memorandum of understanding with E-House Investment and Reckon Capital to acquire E-House Capital upon the completion of this offering; and the letter agreement regarding tax matters referenced on page 43.

69.   We note your disclosure on pages 68-69 summarizing the currently effective contractual arrangements by and among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai. Please provide us with your analysis as to how you concluded that the amended and restated versions of the contracts are not required to be filed pursuant to Item 601 of Regulation S-K.

70.   Disclosure in several places in your prospectus (aside from the section on tax matters; see, for example, the reference to the advice of AllBright Law Offices on page 48) indicates that you are summarizing an opinion of counsel. Please confirm that you will obtain and file the written consent of each of AllBright Law Offices and Maples and Calder expressly stating that they consent to such summarization. See Securities Act Rule 436.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.


Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel


cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP